UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SCICLONE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value US$0.001 per share

(Title of Class of Securities)

80862K104

(CUSIP Number)

Ms. Shirley Lin
Unit 3001, China World Tower 2, No.1 Jian Guo Men Wai Avenue
Beijing 100004, People’s Republic of China
Phone: +86 10 5961-1212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Trade Investment Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,263,405
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,263,405
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,263,405[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%[2]
14.	TYPE OF REPORTING PERSON CO

1 See item 5 below.

2 Percentage calculated based on 50,250,672 shares of Common Stock issued and outstanding as of August 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the second quarter of 2015 filed with the SEC on August 10, 2015.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL China Opportunities Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,263,405
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,263,405
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,263,405[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%[2]
14.	TYPE OF REPORTING PERSON PN

1 See item 5 below.

2 Percentage calculated based on 50,250,672 shares of Common Stock issued and outstanding as of August 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the second quarter of 2015 filed with the SEC on August 10, 2015.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Capital Management GP L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,263,405
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,263,405
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,263,405[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%[2]
14.	TYPE OF REPORTING PERSON PN

1 See item 5 below.

2 Percentage calculated based on 50,250,672 shares of Common Stock issued and outstanding as of August 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the second quarter of 2015 filed with the SEC on August 10, 2015.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Capital Management GP Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,263,405
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,263,405
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,263,405[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%[2]
14.	TYPE OF REPORTING PERSON CO

1 See item 5 below.

2 Percentage calculated based on 50,250,672 shares of Common Stock issued and outstanding as of August 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the second quarter of 2015 filed with the SEC on August 10, 2015.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Partners Capital Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,263,405
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,263,405
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,263,405[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%[2]
14.	TYPE OF REPORTING PERSON CO

1 See item 5 below.

2 Percentage calculated based on 50,250,672 shares of Common Stock issued and outstanding as of August 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the second quarter of 2015 filed with the SEC on August 10, 2015.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: Zhenfu Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,263,405
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,263,405
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,263,405[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%[2]
14.	TYPE OF REPORTING PERSON IN

1 See item 5 below.

2 Percentage calculated based on 50,250,672 shares of Common Stock issued and outstanding as of August 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the second quarter of 2015 filed with the SEC on August 10, 2015.

INTRODUCTORY NOTE

This amendment No. 2 (this “Amendment No. 2”) relates to the common stock, par value $0.001 each (the “Common Stock”), issued by SciClone Pharmaceuticals, Inc., a Delaware Corporation (the “Issuer”). This Amendment No. 2 is being filed jointly by GL Trade Investment Limited (“GL Trade”), GL China Opportunities Fund L.P. (“GL Fund”), GL Capital Management GP L.P. (“GL Capital”), GL Capital Management GP Limited (“GL Management”), GL Partners Capital Management Limited (“GL Partners”), and Mr. Zhenfu Li (collectively, the “Reporting Persons”) pursuant to their Joint Filing Agreement dated as of November 19, 2012, filed with the Schedule 13D as Exhibit 99.1 and incorporated herein by reference.

This Amendment No. 2 amends and supplements the statement on the Schedule 13D filed on November 19, 2012 and November 21, 2013, respectively (the “Schedule 13D”), on behalf of the Reporting Persons with the United States Securities and Exchange Commission. Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

GL Trade is a company incorporated under the laws of Cayman Islands. GL Trade mainly engages in investment businesses. The address of its principal office is Unit 3001, China World Tower 2, No.1 Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China. The sole director of GL Trade is Hu Chou Hui. The business address of Hu Chou Hui is Unit 3001, China World Tower 2, No.1 Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China. Hu Chou Hui is a citizen of Republic of China.

GL Fund is a limited partnership registered under the laws of Cayman Islands. GL Fund mainly engages in investment businesses. The address of its principal office is Unit 3001, China World Tower 2, No.1 Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China.

GL Capital is a limited partnership registered under the laws of Cayman Islands. GL Capital mainly engages in investment businesses. The address of its principal office is Unit 3001, China World Tower 2, No.1 Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China.

GL Management is a company incorporated under the laws of Cayman Islands. GL Management mainly engages in investment businesses. The address of its principal office is Unit 3001, China World Tower 2, No.1 Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of GL Management are set forth on Schedule A hereto and incorporated herein by reference.

GL Partners is a company incorporated under the laws of Cayman Islands. GL Partners mainly engages in investment businesses. The address of its principal office is Unit 3001, China World Tower 2, No.1 Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of GL Partners are set forth on Schedule B hereto and incorporated herein by reference.

Mr. Zhenfu Li is a US citizen. Mr. Zhenfu Li is the director of GL Partners. His principal business is to serve as director of GL Management. His residence address is Apt, a-31f, Global Trade Mansion 9, Guanghua Road, Chaoyang District.

During the past five years, to the knowledge of the Reporting Persons, none of the Reporting Persons, nor any of the directors and officers named on Schedule A and B have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, to the knowledge of the Reporting Persons, none of the Reporting Persons, nor any of the directors and officers named on Schedule A and B have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) - (b) As of the date hereof, GL Trade is the beneficial owner of 4,263,405 shares of Common Stock, which represents approximately 8.5% of the Common Stock issued and outstanding. By virtue of their investment management authority, each of the other Reporting Persons may be deemed to beneficially own the shares of Common Stock owned by GL Trade. Based on 50,250,672 shares of Common Stock issued and outstanding as of August 5, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2015, the Reporting Persons are currently the beneficial owner of approximately 8.5% of the Common Stock issued and outstanding.

The following information with respect to the ownership of Common Stock of the Issuer by each of the Reporting Persons is provided as of the date hereof:

Reporting person	Amount of Common Stock Beneficially Owned:	Percent of Class:	Sole Power to Vote or Direct the Vote(1):	Shared Power to Vote or to Direct the Vote:	Sole Power to Dispose or to Direct the Disposition :	Shared Power to Dispose or to Direct the Disposition:
GL Trade Investment Limited	4,263,405	8.5%	4,263,405	0	4,263,405	0
GL China Opportunities Fund L.P.	4,263,405	8.5%	4,263,405	0	4,263,405	0
GL Capital Management GP L.P.	4,263,405	8.5%	4,263,405	0	4,263,405	0
GL Capital Management GP Limited	4,263,405	8.5%	4,263,405	0	4,263,405	0
GL Partners Capital Management Limited	4,263,405	8.5%	0	4,263,405	0	4,263,405
Mr. Zhenfu Li	4,263,405	8.5%	0	4,263,405	0	4,263,405

________________

(1) 4,263,405 shares of Common Stock are owned directly by GL Trade. GL Fund owns 100% of the voting interests in GL Trade. GL Capital is the general partner of GL Fund. GL Management is the general partner of GL Capital. GL Partners owns 51% of the voting interests of GL Management.

Except as set forth in this Item 5(a)-(b), none of Reporting Persons, and, to the best of its knowledge, any persons named in Schedules A-B hereto, owns beneficially any Common Stock.

(c) Set forth below are transactions effected by GL Trade in the Common Stock in the past sixty (60) days constituting all of the transactions effected by the Reporting Persons in the Company’s Common Stock in the past 60 days. The transactions were made in broker facilitated trades with open market settlement.

Trade Date	Quantity	Purchase (P)/ Sale (S)	Price per Security(2)	Aggregate Purchase Price
2015/7/9	15,945	S	$11.1188	$177,289.27
2015/8/11	246,650	P	$7.8137	$1,927,249.11
2015/8/12	6,970	P	$7.9629	$55,501.41
2015/8/13	110,737	P	$8.1742	$905,186.39
2015/8/14	140,831	P	$8.1090	$1,141,998.58

________________

(2) Excluding brokerage commissions.

(d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to in this Item 5.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2015

GL Trade Investment Limited

By:	/s/ Hu Chou Hui
	Name:	Hu Chou Hui
	Title:	Director

GL China Opportunities Fund L.P. By: GL Capital Management GP L.P., its General Partner By: GL Capital Management GP Limited, its General Partner
By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Chief Executive Officer

GL Capital Management GP L.P. By: GL Capital Management GP Limited, its General Partner
By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Chief Executive Officer

GL Capital Management GP Limited
By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Director

GL Partners Capital Management Limited
By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Director

Mr. Zhenfu Li
By:	/s/ Zhenfu Li

[Signature Page to Schedule 13D Amendment]

Schedule A

Directors and Executive Officers of GL Management

Name	Position with GL Management	Present Principal Occupation	Business Address	Citizenship

Francesco Sisci	Director	Francesco Sisci is the director of GL Management.	Unit 3001, China World Tower 2, No. 1 Jian Guo Men Wai Avenue, Beijing 100004, China	Italy

Zhenfu Li	Director	Zhenfu Li is the director of GL Management.	Unit 3001, China World Tower 2, No. 1 Jian Guo Men Wai Avenue, Beijing 100004, China	USA

Bruno Sollazzo	Director	Bruno Sollazzo is the head of Group Investments & Participation Valuations of Assicurazioni Generali S.p.A.	Piazza Duca degli Abruzzi, 234132 Trieste, Italy	Italy

Ad Olivier	Director	Ad Olivier is director of Lion River I N. V.	c/o Lion River I N.V. –Diemenrhof 42-P.O. box 1888 – 1110 CL Diemen	Netherland

Ileano Bolcato	Director	Ileano Bolcato is director of Lion River I N.V.	c/o BSI SA, Viale S. Franscini 8, CH-6900 Lugano, Switzerland	Italy

Chew Choon Soo	Director	Chew Choon Soo is the director of GL Management.	102 Arthur Rd Ts Lot 101-18, Mk25 At Avon Rd, Singapore 439832	Singapore

Schedule B

Directors and Executive Officers of GL Partners

Name	Position with GL Partners	Present Principal Occupation	Business Address	Citizenship

Zhenfu Li	Director	Zhenfu Li is the director of GL Management.	Unit 3001, China World Tower 2, No. 1 Jian Guo Men Wai Avenue, Beijing 100004, China	USA